

10013298

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _______ to _______

Commission file number: 001-31565

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

New York Community Bancorp, Inc. Employee Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

New York Community Bancorp, Inc.
615 Merrick Avenue
Westbury, NY 11590

US2008 1338833.1

REQUIRED INFORMATION

1. Not applicable.

2. Not applicable.

3. Not applicable.

4. The New York Community Bancorp, Inc. Employee Savings Plan (the "Plan"), is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan's financial statements are filed herewith as Appendix I.

APPENDIX I
FINANCIAL STATEMENTS



NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Financial Statements and Supplemental Schedule

December 31, 2009 and 2008

(With Report of Independent Registered Public Accounting Firm)

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Table of Contents

* Schedules required by Form 5500, which are not applicable, have not been included.



KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Pension and Investment Committee
New York Community Bancorp, Inc.
Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule, schedule H, line 4i – schedule of assets (held at end of year) as of December 31, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly presented in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

New York, New York
June 28, 2010

NEW YORK COMMUNITY BANCORP INC.
EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

	2009	2008
Assets:		
Investments, at fair value (note 3):		
Common stock fund of employer	$ 58,329,823	45,857,690
Mutual funds	31,595,590	21,291,111
Collective trust funds	25,877,424	23,573,788
	115,802,837	90,722,589
Participant loans	3,628,437	3,495,533
Total investments	119,431,274	94,218,122
Cash equivlent	58,244	12,143
Total assets	119,489,518	94,230,265
Liabilities:		
Excess contributions payable	46,207	—
Total liabilities	46,207	—
Net assets reflecting investments at fair value	119,443,311	94,230,265
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	42,366	1,100,398
Net assets available for plan benefits	$ 119,485,677	95,330,663

See accompanying notes to financial statements.

NEW YORK COMMUNITY BANCORP INC.
EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2009 and 2008

		2009	2008
Additions (Reductions) to net assets attributed to:			
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments (note 3)	$	17,263,305	(32,736,057)
Dividends		4,513,604	4,386,569
Interest on participant loans		197,668	225,055
Total investment income (loss)		21,974,577	(28,124,433)
Participant contributions		5,249,686	5,199,276
Rollover contributions		2,241,203	6,492,164
Total (reductions) additions		29,465,466	(16,432,993)
Deductions from net assets attributed to:			
Benefits paid to participants		8,082,421	15,886,696
Administrative expenses		79,038	177,971
Excess contributions		46,207	—
Total deductions		8,207,666	16,064,667
Net increase (decrease) before transfers-in		21,257,800	(32,497,660)
Transfers-in (note (1d))		2,897,214	8,829,363
Net increase (decrease)		24,155,014	(23,668,297)
Net assets available for plan benefits at:			
Beginning of year		95,330,663	118,998,960
End of year	$	119,485,677	95,330,663

See accompanying notes to financial statements.

(1) Description of the Plan

The following brief description of the New York Community Bancorp, Inc. Employee Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan Document for more complete information.

(a) General

The Plan is a defined contribution plan sponsored by New York Community Bancorp, Inc. (the Bank or Plan Sponsor). The Plan provides for benefits for eligible employees of the Bank, New York Community Bank, New York Commercial Bank, the former Synergy Financial Group, the former Penn Federal Savings Bank, the former Atlantic Bank of New York, the former Long Island Commercial Bank, the former Roslyn Savings Bank, the former Richmond County Savings Bank, the former CFS Bank and the former Queens County Savings Bank. The Plan is administered by Pentegra Retirement Services. The Plan provides retirement benefits for the employees of the Bank and is subject to the requirements of the Employee Retirement income Security Act of 1974, as amended (ERISA). The assets of all participants are held in the Plan and are collectively invested and reinvested by the Trustee.

(b) Eligibility

Any salaried full-time employee who reaches the age of 21 and who is not covered by a collective bargaining agreement shall be eligible to participate upon completion of three months of eligibility service, as defined.

(c) Contributions

Participants may authorize the Bank to reduce their pretax compensation each pay period by 1% to 25% and to contribute those amounts to the Plan, subject to the maximum dollar limitations of the Internal Revenue Code. Post-tax contributions may be made up to 25% of the participant's salary, less the percentage of before tax contributions. The Bank may make matching and special contributions on a discretionary basis. No matching or special discretionary employer contributions were made in 2009 and 2008. Employees may make rollover contributions to the Plan.

(d) Transfers

On May 19, 2009, the Peter B. Canell & Co., Inc. 401(k) Plan was merged with and into New York Community Bancorp, Inc. Investment assets in the amount of $2,897,214 were transferred from the Peter B. Canell & Co., Inc. 401(k) Plan to the Plan.

On October 1, 2007, Synergy Financial Group, Inc. merged with and into New York Community Bancorp, Inc. On March 20, 2008, the Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan and Trust was merged into the Plan. Assets in the amount of $8,829,363 which includes participant loans of $201,568 were transferred from the Synergy Financial Group, Inc. Employees' Savings and Profit Sharing Plan.

(Continued)

(e) ***Investment Options***

The Plan assets are held in a trust established under the Plan with Pentegra Trust Company. Participants are allowed to invest in one or more of the investment options. The trust consists of two groups of investment funds – the fixed-income funds, which are invested in fixed income investments with limited equity holdings, and the equity funds, which permit a higher percentage of funds to be invested in common stocks. As of December 31, 2009, the Plan's investments consisted of mutual funds, collective trust funds, one cash equivalent and one Common Stock Fund (New York Community Bancorp Stock Fund), which invests in the common stock of New York Community Bancorp, Inc.

(f) ***Participant Accounts***

Separate accounts are maintained for each participant to accumulate Employer, participant and rollover contributions. Participants' accounts are credited with contributions made on their behalf in accordance with participant salary deduction arrangements, employer contributions (if any), and Plan earnings. Plan earnings and losses are allocated based on account balances and investment options, which the participant chooses. An administrative fee of 0.35% (35 basis points) is charged by Pentegra Trust Company on assets held in all funds other than the investment funds of NYCB Stock Fund, TD Ameritrade Trust Company and Galliard Capital Management Wells Fargo.

(g) ***Vesting***

Participants are fully vested in their accrued benefits in all accounts, other than their employer matching accounts, at all times and such accrued benefits are nonforfeitable at all times. Effective January 1, 2002, employer matching contributions and special discretionary employer contributions become vested and nonforfeitable as follows:

Years of service	Vested percentage
Less than 1 year	—%
1 year but less than 2	20
2 years but less than 3	40
3 years but less than 4	60
4 years but less than 5	80
5 years and thereafter	100

If the participant is not 100% vested and leaves the employer for any reason other than retirement, disability, or death, the portion of matching contributions and special discretionary employer contributions, if any, and earnings thereon which are not vested will be forfeited. At December 31, 2009 and 2008, forfeitures of $22,357 and $38,231, respectively, were available to defray Plan expenses in the future. For the plan years 2009 and 2008, $43,652 and $113,557 were used to defray Plan expenses.

(h) Participant Loans

Participants may borrow from their account balance up to a maximum equal to the lesser of $50,000 or 50% of the participant's vested account balance. Any loan must be repaid within a five year period, except if the loan is made for the purpose of purchase or construction of the primary residence of the participant, then such loan may be repaid over a period not exceeding thirty years. The loans are secured by the balance in the participant's account and bear the prime rate of interest on the first day of the month in which the loan was made and fixed for the life of the loan.

In the event of a loan default, the amount of the outstanding balance will be deducted from any distributions. Participant loans are reported at outstanding principal plus accrued interest.

(i) Payment of Benefits

Benefit payments begin at the participant's election after he or she ceases to be an employee due to disability, retirement, or other termination of employment or death. Under the Plan's provisions, withdrawals of funds other than at disability, retirement, or other termination of employment or death will be permitted subject to certain limitations, as defined. Participants may elect to receive benefits from several options available as set forth in the Plan.

Participants may elect to have allocated cash dividends declared on the employer common stock fund and received by the Trustee distributed in cash or elect to reinvest the dividends. For the years ended December 31, 2009 and 2008, dividends of $1,569,289 and $1,530,584, respectively, were paid through to Plan participants.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements of the Plan have been prepared on the accrual method of accounting.

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management of the Plan to make estimates and assumptions that affect the reported amounts of assets liabilities and changes therein and the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.

(c) Recent Accounting Pronouncements

In April 2009, the FASB issued guidance under ASC 820, which was formerly referred to as FSP FAS 157-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. This guidance addresses the factors that determine whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to the normal market activity. Under this guidance, if the reporting entity has determined that the volume and level of activity has

(Continued)

significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be needed. This guidance was effective for interim and annual reporting periods ending after June 15, 2009 and our adoption on April 1, 2009 did not have a material impact on the Plan's net assets or changes in net assets. The adoption of this guidance is reflected, where applicable, throughout these financial statements.

In June 2009, the FASB issued guidance under ASC 105, *Generally Accepted Accounting Principles*, which was formerly referred to as FASB Statement of Financial Accounting Standards No. 168, *FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162*. This guidance establishes the FASB Accounting Standards Codification (the Codification) as the source of authoritative U.S. generally accepted accounting principles (GAAP) for nongovernmental entities. The Codification supercedes all existing non-SEC accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, the adoption did not have an impact on the Plan's net assets or changes in net assets.

In September 2009, the FASB issued ASC Update 2009-12, *Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share* (or Its Equivalent). This update provides guidance on estimating the fair value of a company's investments in investment companies when the investment does not have a readily determinable fair value. It permits the use of the investment's net asset value as a practical expedient to determine fair value. This guidance also required additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity's ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. The adoption did not have a material impact on the Plan's net assets or changes in net assets and all applicable disclosures are included in these financial statements.

In January 2010, the FASB issued ASC Update 2010-06, *Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements*. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years. The adoption of this standard is not expected to have a material impact on the Plan's net assets or changes in net assets.

(d) Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Common stock and mutual funds are valued using quoted market prices from national exchanges. Investments in common collective trust funds are shown at the Plan's proportionate share of the fair value of such funds as determined by the fund manager. Participant loans are valued at amortized cost, which approximates fair value. (See note 2(e)).

Investment transactions are recorded on a trade date basis. Dividend income is recognized on the ex-dividend date; interest income is recognized on the accrual basis.

(e) ***Participant Loan Receivables***

Participant loan receivables are equal to the outstanding principal balances plus accrued interest, which approximates fair value. Participant loans approximate fair value based upon a discounted cash flow analysis using a discount rate that approximates the current market rates for instruments having similar maturities.

(f) ***Payment of Benefits***

Benefits to participants or their beneficiaries are recorded when paid.

(g) ***Administrative Expenses***

Unless elected by the Plan Sponsor, administrative fees charged to the plan relate to mutual funds (See note 1(f)). All other administrative expenses of the Plan are paid by the Employer. Expenses directly related to the managing the mutual funds (such as investment management fees, commissions, and other transaction costs) are charged against the assets of the applicable fund to which such expenses directly relate.

(3) Investments

The following is a listing of the Plan's investments at fair value as of December 31, 2009 and 2008:

	December 31				
	2009		2008		
Common stock fund of employer:					
New York Community Bancorp, Inc.	$ 58,329,823	*	45,857,690	*
Mutual funds:				
Fidelity Spartan 500 Index Fund-Investor	7,226,695	*	5,081,154	*
Vanguard Total Bond Market Index Fund	6,609,302	*	4,895,001	
Vanguard Developed Markets Index Fund	2,662,588		1,944,407	
Vanguard Small Cap Index Fund	3,170,912		2,129,436	
Vanguard Growth Index Fund	3,087,446		1,881,608	
Vanguard Value Index Fund	3,938,855		2,845,354	
Vanguard Mid Cap Index Fund	4,899,792		2,514,151	
	31,595,590		21,291,111	
Collective trust funds:				
Galliard Wells Fargo Stable Return Fund	21,183,169	*	19,621,351	*
Sunrise Retirement Balanced Equity Fund	681,001		499,511	
Sunrise Retirement Balanced Fund	1,278,114		1,042,007	
Sunrise Retirement Capital Preservation Fund	456,025		177,019	
Sunrise Retirement Diversified Equity & Income Fund	65,329		22,900	
Sunrise Retirement Diversified Equity Fund	64,876		51,800	
Sunrise Retirement Diversified Income Fund	2,119,880		2,148,237	
Sunrise Retirement Income Fund	29,030		10,963	
	25,877,424		23,573,788	
Cash equivalent:				
Federated Prime Obligation Fund	58,244		12,143	
Total investments	$ 115,861,081		90,734,732	

* Represents 5% or more of the fair value of net assets available for plan benefits at December 31, 2009 and 2008.

Contract value for the Galliard Wells Fargo Stable Return Fund is $21,225,535 and $20,721,749 as of December 31, 2009 and 2008, respectively. Amounts in the table represent fair value.

Investment contracts held by a defined contribution plan are required to be reported at fair value. The Plan's investment in the Galliard Wells Fargo Common Trust Fund (the Trust) holds investment contracts that are deemed to be fully benefit-responsive as of December 31, 2009 and 2008. Although the Trust is reported at fair value, contract value is the relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the

(Continued)

Plan. The Statements of Net Assets Available for Plan Benefits presents the fair value of the Trust as well the amount necessary to adjust this fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

The Galliard Wells Fargo Stable Value Fund's one-year total return was 3.40% and 5.29% for 2009 and 2008, respectively. The thirty-day effective yield, also known as the crediting interest rate, was 3.32% at December 31, 2009. Both the one-year total return and the thirty-day effective yield for 2009 are net of the annual trustee fee of 0.85%. The crediting interest rate is calculated on a daily basis. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The existence of certain conditions can limit the Trust's ability to transact at contract value with the issuers of its investment contracts. Specifically, any event outside the normal operation of the Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to such withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Trust or a unitholder, tax disqualification of the Trust or a unitholder, and certain Trust amendments if issuers' consent is not obtained. As of December 31, 2009, the occurrence of an event outside the normal operation of the Trust that would cause a withdrawal from an investment contract is not considered to be probable. To the extent a unitholder suffers a tax disqualification or legal termination event, under normal circumstances it is anticipated that liquid assets would be available to satisfy the redemption of such unitholder's interest in the Trust without the need to access investment contracts.

The Plan applies the fair value measurement guidance included in FASB Accounting Standards Codification (Codification) Topic 820, *Fair Value Measurements and Disclosures*, for its financial assets and liabilities that are required to be measured at fair value. The measurement of fair value requires the use of techniques based on observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Plan's market assumptions. The inputs establish the following fair value hierarchy:

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or inputs that are observable or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Unobservable inputs supported by little or no market activity and that reflect the reporting entity's own assumptions about the exit price, including assumptions that market participants would use in pricing the asset or liability.

An asset or liability classification within the fair value hierarchy is based on the lowest level of significant input to its valuation.

(Continued)

The following table presents the Plan's fair value hierarchy for those investments measured at fair value as of December 31, 2009 and 2008:

Description	Assets measured at fair value at December 31, 2009	Fair value measurements using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common stock	$ 58,329,823	58,329,823	—	—
Mutual funds:				
U.S. Equity	24,986,288	24,986,288	—	—
International equity	6,609,302	6,609,302	—	—
Total Mutual funds	31,595,590	31,595,590	—	—
Collective trust funds:				
Stable value	21,183,169	—	21,183,169	—
U.S. Fixed income	2,604,935	—	2,604,935	—
Balanced funds	2,024,444	—	2,024,444	—
U.S. Equity	64,876	—	64,876	—
Total Collective trust funds	25,877,424	—	25,877,424	—
	$ 115,802,837	89,925,413	25,877,424	—

Description	Assets measured at fair value at December 31, 2008	Fair value measurements using: Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Common stock	$ 45,857,690	45,857,690	—	—
Mutual funds	21,291,111	21,291,111	—	—
Collective trust funds	23,573,788	—	23,573,788	—
	$ 90,722,589	67,148,801	23,573,788	—

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the immediate settlement of the financial asset and these values do not represent any premium or discount that could result from offering for sale at one time an entire holding of a particular financial asset. Potential taxes and other expenses that would be incurred in an actual sale or settlement are not reflected in the amounts disclosed.

During 2009 and 2008, the Plan's investments (including gains or losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2009	2008
Common stock fund of employer	$	10,406,559	(21,879,322)
Mutual funds		5,599,538	(10,681,872)
Collective trust funds		1,257,208	(174,863)
Net appreciation (depreciation) in fair value of investments	$	17,263,305	(32,736,057)

(4) Risks and Uncertainties

The Plan offers a number of investment options including common stock of New York Community Bancorp, Inc. and a variety of investment funds, some of which are mutual funds. The investment funds include U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts, reported in the statements of net assets available for plan benefits and participant account balances.

The Plan invests indirectly in securities with contractual cash flows such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market's perception of the issuers and changes in interest rates.

The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across various participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the common stock fund of the Employer, which invests in a single security, the common stock of New York Community Bancorp, Inc.

At December 31, 2009 and 2008, approximately 49% of the Plan's net assets were invested in Common Stock fund of Employer. The underlying value of the common stock is entirely dependent upon the performance of the Employer and the market's evaluation of such performance. It is at least reasonably possible that changes in the fair value of the New York Community Bancorp, Inc. common stock in the near term could materially affect participants account balances and the amounts reported in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits.

(5) Related Party Transactions (Parties-in-Interest)

The Plan investments in the Sunrise Retirement Funds are sub-advised by Pentegra Trust Company. Pentegra Retirement Services, Inc. is the recordkeeper for the Plan. Reliance Trust Company is the custodian of the Plan for the period June 25, 2009 through December 31, 2009 and TD Ameritrade Trust Company is the custodian of the Plan from January 1, 2008 through June 24, 2009. The Plan invests in the common stock of the Plan Sponsor. These transactions qualify as parties-in-interest.

Certain fees paid to related parties for services to the Plan were paid by the Plan Sponsor. Mutual fund operation expenses are paid from a fund's assets and are reflected in the fund's share/unit price and dividends.

(6) Income Tax Status

The Internal Revenue Service has determined and informed the Bank by a letter dated January 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7) Plan Termination

Although it has not expressed any intent to do so, the New York Community Bancorp, Inc. reserves the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a Plan termination, participants become 100% vested in all matching contributions.

(8) Subsequent Events

The Plan evaluated events subsequent to December 31, 2009 and through June 28, 2010, the date on which the financial statements were issued, and determined there have not been any events that have occurred that would require adjustment to or disclosure in the financial statements.

(9) Reconciliation of Financial Statement to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 as of December 31, 2009 and 2008:

		2009	2008
Net assets available for plan benefits per financial statements	$	119,485,677	95,330,663
Benefits payable		(3,990)	(124)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts		(42,366)	(1,100,398)
Net assets available for plan benefits per Form 5500	$	119,439,321	94,230,141

NEW YORK COMMUNITY BANCORP, INC.
EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following is a reconciliation of claims paid per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

		2009	2008
Benefits paid to participants per the financial statements	$	8,082,421	15,886,696
Amounts payable at December 31, current year		3,990	124
Less amounts payable at December 31, prior year		(124)	(197,265)
Benefits paid to participants per Form 5500	$	8,086,287	15,689,555

The following is a reconciliation of total income per the financial statements to the Form 5500 for the years ended December 31, 2009 and 2008:

		2009	2008
Total addition (reduction) per the financial statements	$	29,465,466	(16,432,993)
Less adjustment from contract value to fair value for fully benefit-responsive investment contracts – current year		(42,366)	(1,100,398)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts – prior year		1,100,398	55,506
Total Income per Form 5500	$	30,523,498	(17,477,885)

NEW YORK COMMUNITY BANKCORP INC.
EMPLOYEE SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2009

Identity of issue	Description of investment	Number of shares/units	Current value
Common stock fund of employer:			
* New York Community Bancorp, Inc.	Common Stock Fund	4,019,974	$ 58,329,823
Mutual funds:			
Fidelity	Spartan 500 Index Fund Investor	93,951	7,226,695
Vanguard	Total Bond Market Index Fund	638,580	6,609,302
Vanguard	Developed Markets Index Fund	279,390	2,662,588
Vanguard	Small Cap Index Fund	115,348	3,170,912
Vanguard	Growth Index Fund	113,010	3,087,446
Vanguard	Value Index Fund	211,425	3,938,855
Vanguard	Mid Cap Index Fund	299,498	4,899,792
			31,595,590
Collective trust funds:			
* Galliard Wells Fargo	Stable Return Fund Class J	495,114	21,183,169
* Sunrise Retirement	Balanced Equity Fund	69,067	681,001
* Sunrise Retirement	Balanced Fund	122,896	1,278,114
* Sunrise Retirement	Capital Preservation Fund	40,356	456,025
* Sunrise Retirement	Diversified Equity Income Fund	7,267	65,329
* Sunrise Retirement	Diversified Equity Fund	7,742	64,876
* Sunrise Retirement	Diversified Income Fund	195,922	2,119,880
* Sunrise Retirement	Income Fund	2,639	29,030
			25,877,424
Cash equivalent:			
* Federated	Prime Obligation Fund	58,244	58,244
* Participant loans	588 loans to participants with interest rates of 2.25% to 10.50% with maturities up to 30 years		3,628,437
			$ 119,489,518

* Parties-in-interest as defined by ERISA.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2010

New York Community Bancorp, Inc.
Employee Savings Plan

By: /s/ Bernard A. Terlizzi
Bernard A. Terlizzi
Plan Administrator

Exhibit Index

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm



KPMG LLP
345 Park Avenue
New York, NY 10154

Consent of Independent Registered Public Accounting Firm

The Pension and Investment Committee of
New York Community Bancorp, Inc.

We consent to the incorporation by reference in the Registration Statement (No. 333-105901) on Form S-8 of New York Community Bancorp, Inc. of our report dated June 28, 2010, with respect to the statements of net assets available for plan benefits of the New York Community Bancorp, Inc. Employee Savings Plan as of December 31, 2009 and 2008, the related statements of changes in net assets available for plan benefits for the years then ended, and the related supplemental schedule H, line 4 (i)-schedule of assets (held at end of year) as of December 31, 2009, which report appears in the December 31, 2009 annual report on Form 11-K of New York Community Bancorp, Inc. Employee Savings Plan.

KPMG LLP

New York, New York
June 28, 2010